



Ahmad Aghar · 3rd

Renovating your business? Experienced entrepreneur & business consultant who worked with culturally diverse global teams

Tampa, Florida, United States · 500+ connections · **Contact info**

 **SUKAD Corp**

 **American University of Beirut**

Experience

SUKAD Corp
3 yrs 1 mo

○ **Co-Founder**
Full-time
Jun 2019 – Present · 1 yr 8 mos
United States

SUKAD is an integrated project portfolio management services and solutions provider based in the US but with global aspirations!
We have five areas of focus all revolving about the core of The SUKAD Way for Managing Projects:
1. Learning and Development: With a focus on advanced topics and SUKAD Way topics - including the PM Quest Online Program

2. Consultancy and Organizational Solutions: Including Executive Advisory Services, ...**see more**

  

○ **Director of Sales & Business Development**
Jan 2018 – Jun 2019 · 1 yr 6 mos
Dubai, United Arab Emirates

Project Management Consultancy & Training
• Business development in ME & GCC
• Helped spreading the knowledge and communicating the value of applied project management training to customers   ...**see more**

Entrepreneur & Business Consultant
Self Employed · Self-employed
Jul 2019 – Present · 1 yr 7 mos
Tampa/St. Petersburg, Florida Area

Are you ready to transform your business and evolve it to the next level? Achieve more with less? Or, perhaps, diversify your business venues?

Do you feel let down by the way business is being conducted or by some unproduct^{...}...see more



Area Manager
IMSM
Aug 2019 – Present · 1 yr 6 mos
Tampa/St. Petersburg, Florida Area

Helping businesses evolve and progress to the next level by utilizing ISO standards.



Territory Sales Manager (EEMEA)
RES Software
Oct 2016 – Sep 2017 · 1 yr
United Arab Emirates

Software Vendor (taken over by Ivanti)
• Engaged customers in ME, Africa, & Eastern Europe
• Helped establish RES presence in UAE & closed the first deals
• Developed the channel, recruited local & regional partners, & assisted them in crea...see more



Senior Sales Manager
Intertec Systems
Oct 2014 – Jun 2016 · 1 yr 9 mos
United Arab Emirates

IT Systems Integrator
• Led a team of senior & junior account managers & supported them in over achieving their targets
• Worked with UAE Government customers on a portfolio of over 20 alliances with tc...see more

Show 5 more experiences ⌄

Education



American University of Beirut
Engineer's Degree, Computer & Communication

Business & Computer University
Bachelor's Degree, Computer & Communication

Licenses & certifications



HP Blade System Sales Academy
HP
Issued 2014 · No Expiration Date



Project Management Professional (PMP) course
PMI Lebanon Chapter
Issued 2013 · No Expiration Date



PMI-RMP
PMI-AGC Saudi Arabia
Issued Sep 2011 · No Expiration Date

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Skills & endorsements

Enterprise Software · 37

 Endorsed by **3 of Ahmad's colleagues at GET Group Holdings Ltd.**

Managed Services · 34

 Endorsed by **3 of Ahmad's colleagues at GET Group Holdings Ltd.**

Pre-sales · 54

 Endorsed by **Anto Christopher G N, who is highly skilled at this**

 Endorsed by **3 of Ahmad's colleagues at Intertec Systems**

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Recommendations

Received (2)   Given (2)

 **Samir Omari**
--
September 20, 2016, Samir worked with Ahmad but at different companies

Ahmad is a good programmer

 **Assem Daaboul**
Senior GIS/RS Specialist at Dar al-Handasah
April 17, 2012, Assem worked with Ahmad in different groups

I worked with Ahmad at Geovision. Ahmad is not only an experienced and forward thinking person but also adds a plus to any team he leads or work with. Ahmad is an nsightful, open minded, honest and dedicated team leader or player. His positive thinking makes Ahmad to view solutions instead of p... **See more**

Accomplishments

3 **Languages**
Arabic · English · French   ⌄

Interests

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